SPECIAL REPORT 177

MINERAL LAND CLASSIFICATION OF THE LONG VALLEY POZZOLAN DEPOSITS, LASSEN COUNTY, CALIFORNIA

2001

THE RESOURCES AGENCY
MARY D. NICHOLS
SECRETARY FOR RESOURCES

STATE OF CALIFORNIA
GRAY DAVIS
GOVERNOR

DEPARTMENT OF CONSERVATION
DARRYL YOUNG
DIRECTOR

SPECIAL REPORT 177

MINERAL LAND CLASSIFICATION OF THE LONG VALLEY POZZOLAN DEPOSITS, LASSEN COUNTY, CALIFORNIA

By

Cameron Downey
and
Susan Kohler

2001

DEPARTMENT OF CONSERVATION
CALIFORNIA GEOLOGICAL SURVEY
801 K Street, MS 12-30
Sacramento, California 95814-3531

CONTENTS

EXECUTIVE SUMMARY

California's Surface Mining and Reclamation Act of 1975 (SMARA) requires the State Geologist to classify land based on the known or inferred mineral resource potential of that land. The primary goal of mineral land classification is to help ensure that the mineral resource potential of lands is recognized and considered in the land use planning process. This report explains the classification process, its application to the subject properties, and presents conclusions. This report is intended primarily for the use of Lassen County as lead agency under SMARA.

In response to a request by the Lassen County Planning Department, the State Geologist has conducted a Mineral Land Classification study of naturally occurring pozzolan in the Long Valley area of southeastern Lassen County. Lassen County requested classification of the pozzolan deposit based on its high visibility along the Highway 395 corridor and concerns about visual impacts associated with mining. This study identifies an area of about 8.6 square miles as containing significant natural pozzolan resources. The study also includes a general discussion of types, uses, quality, and economics for both natural and man-made pozzolans.

The Long Valley pozzolan deposit is a lacustrine diatomaceous and tuffaceous siltstone which is exposed in a north-south trend for a distance of nearly 10 miles. The deposit was mined intermittently between 1965 and the late 1980s and was a source of natural pozzolan when ground and calcined. Long Valley pozzolan was used as a portland cement concrete admixture in important structures such as Bullards Bar Dam in Yuba County and the Palo Verde Nuclear Generating Station near Phoenix, Arizona.

Pozzolan is defined as a siliceous or siliceous and aluminous material of natural or artificial origin that, in the presence of moisture, reacts with calcium hydroxide to form cementitious compounds. Upon hardening, cementitious compounds adhere to adjacent materials effectively binding them into a hard and durable mass. Pozzolans can be natural or artificial. Natural pozzolans occur as geologic materials including diatomaceous earth, diatomite, volcanic ash, opaline shale, pumicite, tuff, and certain clays such as kaolinite. Most naturally occurring pozzolans require further processing such as grinding or calcining to enhance their pozzolanic properties. Since the early twentieth century, natural pozzolans have been used in large-scale public works projects such as dams, bridges, canals and waterways, and highways. Artificial pozzolans are industrial byproducts that have found markets in the construction industry. The most common artificial pozzolan is fly ash, a waste residue from coal fired power generating plants. Other artificial pozzolans include silica flume, a byproduct of the production of silicon metal or ferrosilicon alloy, and blast furnace slag, the vitrified byproduct of iron ore smelting.

The primary use of both natural and artificial pozzolan today is as a portland cement concrete admixture. The addition of pozzolan to concrete controls the deleterious affects of Alkali Silica Reactivity (ASR), increases compressive strength and density, decreases permeability, lowers the heat

- For the foreseeable future, demand for portland cement concrete in the building and paving industries is expected to increase, as is the demand for pozzolan in general. However, market forces, environmental concerns, and regulatory pressures favor the continued dominance of fly ash in the majority of construction projects.

- Available information concerning known pozzolan deposits throughout the western states indicates few deposits are similar in quantity, quality, and utility as a portland cement concrete admixture to the Long Valley deposits. Several deposits which exhibited good pozzolanic properties consist of higher purity diatomite than the Long Valley deposits and are valued more for their physical attributes in the filtration, pharmaceutical, and consumer products industries rather than their pozzolanic properties. Accordingly, these materials command prices from $250 - $500 per ton effectively precluding their use as a competitive pozzolan in the marketplace.

INTRODUCTION

This study classifies areas of naturally occurring pozzolan resources in the Long Valley area about 50 miles southeast of Susanville along Highway 395, in southern Lassen County (Figure 1). The area includes potions of the Beckwourth Pass, Constantia, Evans Canyon, and Loyalton 7.5 minute quadrangles (Figure 2). The study was conducted by the State Geologist as specified by the California Surface Mining and Reclamation Act of 1975 (SMARA). SMARA requires the State Geologist to classify land based on the known or inferred mineral resource potential of that land. Classification is the process of identifying lands containing significant mineral deposits, based solely on geologic factors, and without regard to present land use or ownership. The primary goal of mineral land classification is to ensure that the mineral resource potential of lands is recognized and considered in the land use planning process.

Background

The decision to classify for natural occurring pozzolan in Long Valley was based in part on responses by the Lassen County Planning Department staff to constituent surveys conducted in 1993 and 1999 by the Division of Mines and Geology (DMG). The purpose of the survey was to establish priorities for Mineral Land Classification based on each county's needs for classification. Lassen County staff expressed a need for the Long Valley pozzolan deposit to be formally recognized through the process of classification. Lassen County premised their need for classification on the deposit's high visibility along the Highway 395 corridor. County staff expressed concerns about visual impacts associated with mining that may affect development of the deposit.

The only mineral commodity that DMG staff is proposing to classify in Lassen County is naturally occurring pozzolan. Pozzolan is a natural or artificially manufactured material that combines with alkaline and calcium hydroxides in cement paste to form stable insoluble compounds possessing cementitious properties. Pozzolans are not cementitious in themselves. They are routinely used as a partial replacement for portland cement in concrete to help control Alkali Silica Reactivity (ASR) in cured concrete. While there are no active pozzolan mining operations in Lassen County, commercial mining of the Long Valley deposits has occurred in the past and several operators have recently expressed interest in resuming mining of Long Valley pozzolan.

Other commodities produced in Lassen County include sand and gravel, crushed rock, cinders, decomposed granite, and gold. Land use conflicts are not sufficient to warrant classification of these commodities at this time.


Study area's 7.5 minute quadrangles
Frenchman Lake
Constantia
Seven Lakes Mtn.
Chilcoot
Beckwourth Pass
Granite Peak
Loyalton
Evans Canyon
Reno NW

Figure 2. U.S.G.S. Quadrangles in the study area, Lassen County, California

MINERAL LAND CLASSIFICATION

As set forth in Section 2761(b) of SMARA, the State Geologist shall classify land solely on the basis of geologic factors and without regard to existing land use. Areas subject to mineral land classification studies are divided by the State Geologist into various Mineral Resource Zone (MRZ) categories that reflect varying degrees of mineral resource potential. The MRZ criteria and nomenclature adopted by the SMGB (DMG, 2000) are described below.

Mineral Resource Zone (MRZ) Categories

MRZ-1: Areas where available geologic information indicates that little likelihood exists for the presence of significant mineral resources.

MRZ-2a: Areas underlain by mineral deposits where geologic data indicate that significant measured or indicated resources are present. As shown on the California Mineral Land Classification System Diagram (Figure 3), MRZ-2 is divided into MRZ-2a and MRZ-2b on the basis of degree of knowledge and economic factors. Areas classified MRZ-2a contain discovered mineral deposits that are either measured or indicated reserves as determined by such evidence as drilling records, sample analysis, surface exposure, and mine information. Land included in MRZ-2a is of prime importance because it contains known economic mineral deposits.

MRZ-2b: Areas underlain by mineral deposits where geologic information indicates that significant inferred resources are present. Areas classified MRZ-2b contain discovered mineral deposits that are significant inferred resources as determined by their lateral extension from proven deposits or their similarity to proven deposits. Further exploration could result in upgrading areas classified MRZ-2b to MRZ-2a.

MRZ-3a: Areas containing known mineral occurrences of undetermined mineral resource significance. Further exploration within these areas could result in the reclassification of specific localities into MRZ-2a or MRZ-2b categories. As shown on the California Mineral Land Classification System Diagram, MRZ-3 is divided into MRZ-3a and MRZ-3b on the basis of knowledge of economic characteristics of the resources.

MRZ-3b: Areas containing inferred mineral occurrences of undetermined mineral resource significance. Land classified MRZ-3b represents areas in geologic settings that appear to be favorable environments for the occurrence of specific mineral deposits. Further exploration could result in the reclassification of all or part of these areas into the MRZ-2a or MRZ-2b categories.


CALIFORNIA MINERAL LAND CLASSIFICATION SYSTEM DIAGRAM
AREAS OF IDENTIFIED MINERAL RESOURCE SIGNIFICANCE
Demonstrated
Measured/Indicated
Inferred
AREAS OF UNDETERMINED MINERAL RESOURCE SIGNIFICANCE
AREAS OF UNKNOWN MINERAL RESOURCE SIGNIFICANCE
ECONOMIC
MRZ-2a
Reserves
MRZ-2b
Inferred Resources
MRZ-3a
MRZ-3b
MRZ-4
KNOWN MINERAL OCCURRENCE
INFERRED MINERAL OCCURRENCE
NO KNOWN MINERAL OCCURRENCE
MARGINALLY ECONOMIC
MRZ-2a
Marginal Reserves
MRZ-2b
Inferred Marginal Resources
SUB-ECONOMIC
MRZ-2b
Demonstrated Subeconomic Resources
MRZ-2b
Inferred Subeconomic Resources
Increasing Economic Value
NON-ECONOMIC
AREAS OF NO MINERAL RESOURCE SIGNIFICANCE
MRZ-1
Increasing Knowledge of Resources

Figure 3. Relationship of MRZ categories to the resource/reserve classification system. Adapted from the U.S. Bureau of Mines/U.S. Geological Survey (1980)

Classification Criteria

To be considered significant for the purpose of mineral land classification, a mineral deposit, or a group of mineral deposits that can be mined as a unit, must meet marketability and threshold value criteria adopted by the SMGB (SP 51, Division of Mines & Geology, January 2000). The criteria vary for different minerals depending on (1) whether they are strategic or non-strategic minerals, (2) their uniqueness or rarity, and (3) their commodity-type category (metallic minerals or industrial minerals). For example, to be considered significant, the threshold value of the first marketable product for a metallic ore deposit (such as a gold deposit) is $1,250,000 (1998-dollars), $2,500,00 (1998-dollars) for an industrial mineral deposit (such as a diatomite or clay deposit), and $12,500,000 (1998-dollars) for a construction aggregate deposit (such as a sand and gravel or crushed stone deposit). To adjust for inflation since 1998, each of these values is multiplied by 1.091, a factor based on the U.S. consumer price index (CA Department of Finance website) to calculate the threshold value in 2001 dollars. These results are:

Metallic Deposits	$ 1,363,750
Industrial Minerals	$ 2,727,500
Construction Aggregate	$13,637,500

Pozzolan is an industrial mineral subject to the threshold value of $ 2,727,500. The significance of the Long Valley pozzolan resources was determined by evaluating the quality of the deposit and its suitability as a marketable commodity, and by calculating the available volume and value of resources contained within the study area. The data necessary to evaluate this deposit were compiled from geologic literature, proprietary company files, and limited field study by the DMG staff of the Department of Conservation.

Mineral Resources Zone Notation

Mineral Resource Zones (MRZs) are delineated on Plate 2. Zone assignments are denoted by a MRZ category adapted from the California Mineral Land Classification System Diagram (Figure 3). The symbols and colors on the plate depict the MRZ category for each classified area.

Over time, the term pozzuolana was shortened to pozzolan and has come to mean any material that exhibits the requisite physical and chemical attributes.

Pozzolan Types and Classes

The American Society for Testing and Materials (ASTM) established classes for pozzolans under Standard Specification C 618-98:

Class N pozzolan

Class N pozzolans include raw or calcined natural pozzolans such as some diatomaceous earths; opaline cherts and shales; tuffs and volcanic ashes or pumicites, calcined or uncalcined; and various materials requiring calcination to induce satisfactory properties, such as some clays and shales.

Class F pozzolan

Class F pozzolan consists of fly ash normally produced from burning powdered anthracite or bituminous coal. This class of fly ash has pozzolanic properties.

Class C pozzolan

Class C pozzolan consists of fly ash normally produced from ignition of lignite or subbituminous coal. Class C fly ash, in addition to having pozzolanic properties, also has some cementitious properties. Some class C fly ashes may contain lime contents higher than 10%.

Natural Pozzolans

Pozzolans occur naturally as diatomaceous earth, diatomite, volcanic ash, opaline shale, pumicite, tuff, and certain clays such as kaolinite. However, many of these require further processing to enhance their pozzolanic properties. Whereas some volcanic ashes, diatomites, pumicites, and tuffs may require only drying and finish grinding, others, including most diatomaceous earths, shales, and clays require calcining to develop optimum reactivity. In the United States, most natural pozzolans are found in the arid western states of Nevada, Arizona, and California.

Calcining involves heating a substance to its temperature of disassociation in order to induce chemical instability. The process is often used to liberate a mineral's water of crystallization such as when opaline silica is heated and its bound water molecules are liberated. Calcining is also used to collapse a mineral's crystalline structure such as when clays are calcined.

Since the early twentieth century, natural pozzolan amended concretes have been used in large scale public works projects including massive gravity dams, bridges, canals, and waterways. The primary benefits are increased compressive strength, decreased permeability, lowered heat of hydration, increased resistance to sulfate attack, and ASR control.

Artificial Pozzolans

All artificial pozzolans are industrial waste stream byproducts that have found markets in the construction industry as a portland cement concrete admixture, stabilized road base, structural fill, flowable fill, or in waste stabilization.

While many natural pozzolans, including the Long Valley pozzolan, are recognized as superior to most artificial pozzolans, government policy has encouraged widespread usage of artificial pozzolans.

The Resource Conservation and Recovery Act of 1976 (RCRA) requires that procuring agencies that spend more than $10,000 a year on a material must use materials composed of the highest practicable percentage of recovered materials. Procuring agencies are any federal, state, and local agencies, and their contractors, that use appropriated federal funds. The purpose of this provision is to reduce the solid waste stream, and to conserve both natural mineral and energy resources. Under RCRA, the Environmental Protection Agency (EPA) was charged with designating suitable recovered materials for specific applications and to prepare a Comprehensive Procurement Guideline (CPG). Through the CPG, the EPA designates items that must contain recycled content and specifies the recovered material content which must be used.

In respect to portland cement concrete, the CPG designates fly ash or ground blast furnace slag as suitable replacements for natural pozzolan. Exceptions to the CPG requirements are allowed when the price of a designated item is cost prohibitive, there is inadequate competition (few sources of supply), the material does not meet the procuring agency's performance specifications, or unreasonable delays would result from procuring the designated item.

The artificial pozzolan market is dominated by fly ash, silica fume, and ground blast furnace slag. Testing is ongoing as new waste materials are shown to have pozzolanic properties such as rice hull ash. The primary artificial pozzolans are:

Fly ash

Fly ash is the most common artificial pozzolan. It is produced as a finely divided waste residue from powdered coal combustion fired power generating plants. Hence, fly ash is also referred to as a coal combustion product (CCP).

Pulverized coal is blown into a combustion chamber and ignited to heat the boiler tubes. Most of the carbon is burned and the volatile components are vaporized. The inorganic non-combustible impurities either remain in the chamber or are carried away in the flue gas stream. The heavier debris settles to the bottom of the chamber as bottom ash and boiler slag. The finer material, fused into tiny spherical glass particles, remains in the flue gas stream and is carried up the flue to be captured by electrostatic precipitators or scrubbing systems.

Reduced Alkali-Silica Reactivity (ASR)

ASR is a chemical phenomenon that has an extremely deleterious effect on concrete. It is caused by an excess of calcium hydroxide, $Ca(OH)_2$, in cured concrete. When portland cement hydrates, its primary components (calcium silicate, aluminates, and aluminoferrites) react with water to form the cementitious compounds responsible for nearly all of concrete's strength, and free calcium hydroxide. Approximately 20% of the weight of the cement in each cubic yard of concrete is converted to calcium hydroxide which contributes nothing to the strength of concrete. Calcium hydroxide is also soluble in water and is easily leached from concrete leaving it porous, permeable, and susceptible to degradation by aggressive sulfate and chloride solutions such as certain groundwaters and seawater.

Over time, calcium hydroxide reacts with any amorphous opaline silica or microcystalline silica in or on the concrete aggregate particles. The silica diffuses out of the aggregate combining with the calcium hydroxide to form a viscous silicate gel which, upon exposure to moisture, is highly expansive. This expansion degrades concrete by causing severe cracking and spalling. As long as calcium hydroxide is available to fuel this reaction, expansion continues over time and pressures in the gel may exceed the tensile strength of the concrete and fracture the surface.

Aggregate constituents that are particularly susceptible to ASR are microcrystalline silica and amorphous silica such as opal. Opal is also a frequent secondary mineral filling or coating on aggregate particles. Only minor amounts of reactive aggregate particles are sufficient to cause serious ASR damage. Cores from Parker Dam showed serious degradation due to reactive rhyolite and andesite particles composing only 2% of the total aggregate material.

The addition of a pozzolan admixture to the concrete mix has proven to be the most effective method of controlling or eliminating the ASR reaction. The high surface area of finely divided pozzolan and the amorphous and unstable nature of the contained silica cause it to be extremely reactive. The pozzolan combines readily with the excess calcium hydroxide in the cement paste causing the majority of the surplus calcium hydroxide to react during the curing process. Little calcium hydroxide remains after curing to fuel deleterious reactions with the aggregate particles.

The amount of substitution of a pozzolan for portland cement is dependent on the desired finished concrete specifications as well as the specific chemical composition and physical characteristics of the pozzolan and the cement. Generally, an optimal substitution of pozzolan for cement ranges between 15% and 25% by weight.

The California Department of Transportation (Caltrans) has recognized the importance of pozzolan in controlling ASR-related deterioration to the state highway infrastructure. A "Special Provision Mandate" currently requires a 25% replacement by weight of cement in all concretes used in state highway contracts (Pyle–personal communication).

GEOLOGY OF THE LONG VALLEY POZZOLAN DEPOSITS

Structural Geology

Long Valley is one of several Miocene-Pliocene age sedimentary basins in northeastern California and northwestern Nevada. The area is marked by the complex structural styles of the Sierra Nevada–Basin and Range transition zone. Among the leading structural styles are northerly trending normal faulting characteristic of the eastern Sierra Nevada and north-northeast trending extensional normal faulting characteristic of the Basin and Range. The generalized geology of Long Valley is shown on Plate 1.

Long Valley takes the form of an extensional, westerly dipping half graben. It is bounded on the west by Late Cretaceous intrusive granodiorites of the Sierran Batholith, exposed in the Diamond Mountains, and to the east by Cretaceous granodiorite of the Petersen Range. The valley terminates against the Verdi Range to the south and ends in a gap between the Diamond and Seven Lakes Mountains to the north.

On the east flank of Long Valley, basinal sediments of the Hallelujah Formation rest unconformably on basement granodiorite or volcanic beds of the Hartford Hills Rhyolite. On the west, the valley is bounded by high angle easterly dipping normal faults of the Diamond Mountains Fault Zone.

Faulting, rotation and uplift have exposed the Hallelujah Formation throughout the valley. Beds generally exhibit westerly dips ranging from 20–35 degrees. Lesser dips appear to be associated with drag along down-dropped fault blocks.

Stratigraphy

The Hartford Hill Rhyolite unconformably overlies the Sierran basement complex and is exposed in outcrops to the east on the flanks of the Peterson Mountains. This unit is a sequence of interbedded ash flow tuffs and interbedded sandstones ranging in thickness up to 1,000 feet. The Hartford Hill Rhyolite is overlain by the late Pliocene-Miocene Hallelujah Formation except in areas where the rhyolite has been removed by erosion, in which case the Hallelujah beds rest directly on the basement.

Hallelujah Formation exposures are locally obscured by a veneer of Quaternary colluvium and alluvium associated with Long Valley Creek.

Hallelujah Formation

Van Couvering (1962) named the Hallelujah Formation for the Tertiary sedimentary rocks exposed in the vicinity of Hallelujah Junction. This formation is host to the Long Valley pozzolan deposits which are classified in this report. The formation varies in thickness from an average of approximately 3,300 feet in the north to about 8,000 feet in the vicinity of Hallelujah Junction. Farther south, the Hallelujah beds thin. However, limited field mapping and Quaternary cover obscures much of the upper Hallelujah Formation and precludes accurate thickness determinations in the southern valley.

In the north part of Long Valley, the middle unit is interspersed with discontinuous boulder conglomerates much like the conglomerates in the lower member.

The profusion of diatoms (single celled aquatic algae that secrete opaline siliceous frustules or cell walls) and copious ash fall material indicates the middle member was dominated by a relatively calm, shallow, and well circulated lake environment.

The middle member reaches a maximum thickness of about 3,300 feet five miles north of Hallelujah Junction. Low rates of lakebed sedimentation suggests a persistent lake environment, possibly coupled with concurrent downwarping to allow the development of such thicknesses. The unit progressively thins to about 650 feet two miles southeast of Hallelujah Junction. Delineation of the middle unit farther south was not possible due to a lack of exposures and insufficient field investigations. However, the consistent thinning trend from north to south and the inferred depositional model suggests that the unit may thin to extinction near the Sierra County or Nevada state line.

Upper Hallelujah Member (Thu)

The upper member resembles the lower unit and consists of locally derived immature white, light gray to tan, fine to very coarse grained arkosic sandstones and siltstone interbeds with local beds of pebble and boulder conglomerate. Beds are laterally discontinuous. Sedimentary structures, indicative of intermittent high energy fluvial and deltaic sedimentation, include trough cross bedding, scour features, soft sediment deformation, and graded bedding,. The member attains a maximum thickness of approximately 3,300 feet in the vicinity of Hallelujah Junction.

The contact between the middle and upper unit is characterized by a 30 to 160 foot gradational contact of interbedded and intercalated upper member fluvial clastics and middle member diatomaceous siltstone, shale, and ash units.

In anticipation of the Bullards Bar project, bulk samples from the proposed Lassenite Industries Pit in section 11 were analyzed by the Engineering Materials Lab at UC Berkely in April 1965 for chemical, physical, and portland cement mortar bar analysis. After calcining at 1,850 °F, tests indicated the pozzolan met the specifications for a portland cement concrete admixture set by the ASTM, U.S. Corp of Engineers, U.S. Bureau of Reclamation, and the California Department of Water Resources.

In the summer of 1965, Goodman conducted a limited assessment of lands in the pit area as well as sections 13 and 23-T23N-R17E. Eight surface samples were collected from the Middle Hallelujah pozzolan, two of which were collected adjacent to Highway 395 in section 11 from an outcrop and the pit site. Goodman described the material as diatomaceous shale and determined that the material was a satisfactory pozzolan for concrete if calcined. He also concluded the quality would improve with depth and that the deposits were laterally extensive.

In November 1965, Weiler sampled the Middle Hallelujah member at a location near the mine pit in section 11 for inclusion in his 1969 report on the pozzolanic resources of California and Nevada. This material proved to be a good pozzolan when calcined. Weiler estimated the thickness of the material was approximately 300 feet and that there was over 1 million tons available in the mine area alone. Weiler noted that crushing, screening, calcining, and fine grinding would be required to activate the material. He pointed out that in the uncalcined state there was little value as a pozzolan.

A second sample collected by Weiler from a bed in an exploratory shaft northeast of the mill (NE/4 NW/4 Sec. 2 T23N R17E) yielded high quality pozzolan in the uncalcined state. He concluded that this deposit (also known as the Red Rock Pumicite) was uneconomic due to the need for underground mining techniques (Goodman later concluded the bed was also of limited extent). Lithologic dissimilarities and its stratigraphic position, however, suggest this occurrence is not within the main Middle Hallelujah member pozzolan deposit, but more likely an isolated bed within the lower portion of the Upper Hallelujah member.

In June 1966, the California Department of Water Resources reported the results of concrete tests performed on samples of the Middle Hallelujah pozzolan. One sample was a finished pozzolan from the mill, collected in January, 1966 which proved to be a satisfactory pozzolan admixture for concrete.

In the spring of 1974, Goodman conducted a more extensive investigation of the Long Valley Pozzolan deposits on behalf of Cherokee Industries. The investigation included 16 reflection seismic lines, over 2,000 feet of bulldozer cuts, three boreholes, and extensive sampling within the middle member pozzolan. Sampling was conducted by spot sampling of outcrops, test excavations, and auger drill. Maximum depth of boreholes was 70 feet and indicated pozzolanic material to total depth in all holes. Samples were collected from throughout the Middle Hallelujah outcrop from as far south as section 1-T22N-R17E (near Hallelujah Junction) to as far north as exposures in sections 1 and 2-T23N-R17E (specific sample location maps are no longer available). All samples were subjected to x-ray diffraction for reconnaissance determination of amorphous silica material. Selected samples were thin sectioned and submitted for physical and chemical laboratory analysis.

4,750 feet, did not reach the water table at a total depth of 70 feet. As would be expected, this limited data indicates an inclined potentiometric surface discharging into Long Valley Creek. While it is difficult to extrapolate from so little data, it is assumed that minable pozzolan resources in exposures at or below a surface elevation of 4,750 feet would be less than 70 feet thick and thin considerably with declining elevation and proximity to Long Valley Creek. Conversely, the water table would be expected to rise with increasing surface relief and distance from Long Valley Creek, albeit at a lesser rate than the surface relief itself. Hence, pozzolan resources above the water table would be expected to easily exceed 70 feet at surface elevations above 4,750 feet and conservatively achieve thicknesses well in excess of 100 feet towards the higher surface elevations which exceed 5,200 feet in the southeast part of the study area.

For this report, minable pozzolan resources above the water table are assumed to average 50 feet thick for exposures below the 4,760 foot contour and average 100 feet thick throughout exposures above this contour. This conservative approach yields pozzolan resources of 1.1 billion tons. Applying a price competitive with the most popular current pozzolan (fly ash) of approximately $45/ton equates to $50 billion, well in excess of the of $2.7 million (2001 dollars) classification threshold established by the SMGB.

Barring these constraints and recognizing that the Middle Hallelujah pozzolan unit ranges from 650 feet to 3,300 feet thick, the deposit probably contains gross pozzolan resources of many billions of tons; the limiting factor being increased production costs associated with deeper mining.

Area classified MRZ-2a

An area of approximately 4.9 acres comprising portions of the former Lassenite Pit is classified MRZ-2a (Plate 2). This area includes parts of Iron Cloud Mining Claims 11 and 12, for which Valtec Capital (later transferred to Western Pozzolan Corporation) filed a notice to mine with the Bureau of Land Management (BLM) in 1994 (BLM mine case file # N36-95-003N). Currently, Western Pozzolan is upgrading and refurbishing the former Lassenite Industries mill to process material from this property.

Under SMARA, information filed with the Department of Conservation regarding Western Pozzolan's reserves is proprietary. Independent assessments by DMG staff, however, indicates that the reserves are sufficient to exceed the threshold value of $2.7 million (2001 dollars).

Areas classified MRZ-2b

Plate 2 also shows the lands classified as MRZ-2b. Sufficient mapping and testing throughout the outcrop of the Middle Hallelujah member pozzolan unit indicate that the unit as a whole exhibits qualities sufficient to comprise inferred pozzolan resources. Areas requiring removal of overburden including Upper Hallelujah deposits, Quaternary cover, or boulder conglomerates are excluded from this classification. The area classified is 5,510 acres with resources exceeding 1.1 billion tons.

Alternative Resources

A survey of pozzolanic materials in the western states, published by the U.S. Bureau of Mines in 1969, suggests that few deposits are similar in quantity, quality, and utility as a portland cement concrete admixture to the Long Valley deposits.

Analytical data generated from reconnaissance samples collected from twelve deposits within California, Nevada, and Oregon indicated materials potentially comparable to Long Valley pozzolan in respect to enhancing concrete compressive strength and in controlling ASR. Petrographically, these materials included volcanic tuff, perlite, pumice, tuffaceous shale, calcined shale, and high purity diatomite as opposed to the diatomaceous shale of the Long Valley deposits. In lieu of publishing actual analytical data, the results were assigned to one of four analytical categories making direct comparisons to the Long Valley pozzolan impossible. Further, whereas Long Valley pozzolan has a demonstrated record of excellent performance as a concrete admixture, little to no information is available regarding actual performance of these other materials in similar applications.

Several of the surveyed deposits consist of high purity diatomite as compared to the Long Valley deposits which are best described as diatomaceous shale. These high purity diatomites are valued more for their physical attributes rather than their pozzolanic properties and are especially suited for specialty filtration products as well as fillers and abrasives in pharmaceutical and consumer goods applications. These materials command prices from $250 - $500 per ton effectively precluding their use as a competitive pozzolan in the marketplace.

REFERENCES

American Society for Testing and Materials (ASTM), Standard C 618-98, Specification for coal fly ash or calcined natural pozzolan for use as a mineral admixture in concrete.

Barneyback, R.S., 1974, Laboratory production and evaluation of pozzolan from the Cherokee Lassenite deposit, Hallelujah Junction area, Lassen County, California with notes on the history, nature and applications of pozzolan: unpublished report, 48 p.

Burnet, J. L., Barneyback, R.S., Pozzolan in California: California Division of Mines and Geology, unpublished Bulletin 204, 104 p.

California Department of Finance website, 2001, Consumer Price Indices: http://www.dof.ca.gov/html/fs_data/ LatestEconData/Data/Prices/Bbdsl96.XLS

California Department of Transportation (Caltrans), 1999, Standard Specifications.

California Department of Transportation (Caltrans), 1996, The use of mineral admixtures in concrete to mitigate mlkali-silica reactivity: Report no. FHWA/CA/OR-97-01, 84 p.

Conference of Building Officials, 1989, Concrete Manual: 352 p.

Division of Mines and Geology, 2000, California Surface Mining and Reclamation Policies and Procedures: Special Publication 51, third revision.

Dupras, D.L., 1989, The Grandeur of Concrete: California Geology, v. 42, no. 1, p. 3-11.

Goodman, R.E., 1965, Geologic report letter to Professor R. E. Davis, University of California, Berkeley dated July 20, 1965.

Goodman, R.E., Slemmons, D.B., and Leising, J.F., 1974, Geologial report on the pozzolanic deposits near Hallelujah Junction, Lassen County, California: Unpublished report for Cherokee Industries, Inc.

Hoffman, G. K., May 2001, Fly ash usage in the western United States, New Mexico Bureau of Mines and Mineral Resources, on Western Region Ash Group website: http://www.wrashg.org/ westuse.htm.

Kalyoncu, R.S., 1999, Coal combustion products, *in* Metals and Minerals: U.S. Geological Survey Minerals Yearbook, p.19.1-19.4.

Koehler, B.M., 1989, Stratigraphy and depositional environments of the Late Pliocene (Blancan) Hallelujah Formation, Long Valley, Lassen County, California, Washoe County, Nevada:, University of Nevada, Reno, unpublished Masters thesis, 120 p.